November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (925) 236-4321

John Chen
Chairman of the Board
Sybase, Inc.
One Sybase Drive, Dublin
California 94568

> **Re: Sybase, Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 1-16493**

Dear Mr. Chen:

We have reviewed your response letter dated November 14, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment 2 of our September 26, 2007 letter. However, please provide a more detailed analysis of how the disclosure of each specific performance metric would result in competitive harm to you.

2. Please confirm for us whether you intend to revise your future filings to include similar disclosure as provided in your supplemental responses to comments four and five of our September 26, 2007 letter.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Staff Attorney